SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 4
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                                 VERSADIAL, INC.
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                                (Name of Issuer)

                    Common Stock, par value 0.0001 per share
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                         (Title of Class of Securities)

                                   14606P-103
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                                 (CUSIP Number)

                        FURSA ALTERNATIVE STRATEGIES LLC
                           444 Merrick Road, 1st Floor
                               Lynbrook, NY 11563
                                  646-205-6200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 5, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 14606P-103
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     1   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Fursa Alternative Strategies LLC
         I.R.S. No.: 13-4050836
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [x]
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     3   SEC USE ONLY
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     4   SOURCE OF FUNDS*
         WC
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     5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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     7   SOLE VOTING POWER
         11,928,781*
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     8   SHARED VOTING POWER
         0
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     9   SOLE DISPOSITIVE POWER
         11,928,781*
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     10  SHARED DISPOSITIVE POWER
         0
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         11,928,781*
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see Instructions)            [ ]
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         76.67%
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     14  TYPE OF REPORTING PERSON (see Instructions)
         IA
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         *The shares of Common Stock issuable upon conversion of convertible notes and exercise of warrants held by the Reporting Person does not include 1,084,543 shares underlying warrants held by Prospero Capital, LLC, which may be deemed as affiliated.


INTRODUCTION

Fursa Alternative Strategies LLC (the "Reporting Person") is filing this Amendment No. 4 to Schedule 13D to disclose that on January 28, 2008, the Reporting Person received notice of acceptance by Versadial, Inc. (the "Issuer") of the conversion of the Reporting Person's secured revolving credit notes at a per share conversion price of $1.60.

In addition, the Reporting Person purchased 1,250,000 units of securities from the Issuer. Each unit is priced at $1.60 and consists of one share of Common Stock and a warrant to purchase shares of the Issuer's Common Stock at a twenty percent (20%) coverage ratio. The stock purchase warrants have a term of five years and are exercisable for shares of Common Stock at an initial exercise price of $2.00. As a result of the purchase of units, the Reporting Person acquired 1,250,000 shares of the Issuer's common stock and warrants to purchase 250,000 shares of the Issuer's common stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of February 5, 2008 the Reporting Person may be deemed to beneficially own 11,928,781 shares of the Issuer's Common Stock, representing approximately 76.67% of the outstanding Common Stock, excluding warrants to purchase 1,084,543 shares held by Prospero Capital, LLC, which may be deemed to be an affiliated entity (based on 15,309,194 shares outstanding as of January 18, 2008, as reported on Form SB-2 filed by the Issuer with the Securities and Exchange Commission on January 23, 2008).

(c) The information set forth in the Introduction is incorporated herein by reference. Other than as disclosed herein, the Reporting Person has not engaged in the purchase or sale of the Issuer's securities in the past 60 days.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2008

Fursa Alternative Strategies LLC,
a Delaware Limited Liability Company

                                          By: /s/ William F. Harley, III
                                          --------------------------------
                                          Name:    William F. Harley, III
                                          Title:   Chief Investment Officer